CASTANO SETTLEMENT AGREEMENT

     This SETTLEMENT AGREEMENT is entered into this 12th day of March, 1996 by and between Dianne Castano and Ernest Perry, the putative representative plaintiffs (collectively, "Plaintiffs") in Dianne Castano, et al. v. The American Tobacco Company, Inc., et al., Civil No. 94-1044, United States District Court for the Eastern District of Louisiana ("Castano"), for themselves and on behalf of the plaintiff settlement class as hereinafter defined ("Settlement Class"), and Brooke Group Ltd. ("Brooke Group"), a Delaware corporation, and Liggett Group, Inc. ("Liggett"), a Delaware corporation.

                                    RECITALS

     WHEREAS,

     A. On March 29, 1994, a putative class action complaint was filed to commence the Castano action against, among others, The American Tobacco Company, Inc., R.J. Reynolds Tobacco Company, Brown & Williamson Tobacco Corporation, Philip Morris, Inc., Liggett & Myers, Inc., Lorillard Tobacco Company, Inc., and United States Tobacco Company and their various parent and related companies, asserting claims on behalf of a putative class of allegedly nicotine-dependent smokers and their families, seeking among other things, compensatory and punitive damages, as well as certain equitable relief.

     B. On February 17, 1995, in an Order and Reasons published at 160 F.R.D. 544 (E.D. La. 1995), the District Court conditionally certified Castano as a class action.


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     C. On July 26, 1995, the United States Court of Appeals for the Fifth
Circuit granted the defendants in Castano leave to appeal the District Court's decision conditionally certifying Castano as a class action. That appeal is presently pending.

     D. Brooke Group and Liggett have denied, and continue to deny, each and all of the claims and contentions alleged by the plaintiffs in the Castano case, have denied, and continue to deny, that Castano has been, or could be, properly certified as a trial class action and have denied, and continue to deny, any wrongdoing or any legal liability of any kind.

     E. Plaintiffs and Brooke Group and Liggett recognize and support the public interest in preventing smoking by, or promotion of smoking to, children and adolescents.

     F. The Food and Drug Administration ("FDA") has proposed certain new regulations purportedly concerning the sale and distribution of nicotine-containing cigarettes and smokeless tobacco products to children and adolescents.

     G. Brooke Group and Liggett recognize and acknowledge that defending the continued prosecution of Castano (or a similar putative class action) against them through trial and appeals would require considerable resources and expense and would entail uncertainty and risk. Brooke Group and Liggett have determined that the settlement, in accordance with this Agreement, of the


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the claims in Castano against them will be beneficial to Brooke Group and
Liggett.

     H. Plaintiffs recognize and acknowledge that the continued prosecution of Castano against Brooke Group and Liggett through trial and appeals would require considerable time and expense and would entail uncertainty, risk and delay. Plaintiffs have determined that the settlement, in accordance with this Agreement, of the claims in Castano against Brooke Group and Liggett will be beneficial to the class.

     NOW, THEREFORE, in consideration of the foregoing and of the promises and covenants set forth in this Agreement, Plaintiffs, on their own behalf and on behalf of the Settlement Class, and Brooke Group and Liggett hereby stipulate and agree that, conditional upon the approval of the District Court as required by the Federal Rules of Civil Procedure and as provided herein, Castano shall be settled as against Brooke Group, Liggett and a Future Affiliate (as defined hereinbelow) of Liggett or Brooke Group and that all claims asserted by or on behalf of class members in Castano against Brooke Group, Liggett and such Future Affiliate shall be dismissed with prejudice, all on the terms contained herein, as follows:

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1. Definitions.

     As used in and solely for the purposes of this Agreement, the following terms shall have the following respective meanings:

     "Affiliate" means a Present Affiliate or a Future Affiliate.

     "Agreement" means this Settlement Agreement.

     "Approved Smoking Cessation Programs" means a smoking cessation treatment or program approved by the Castano Board.

     "Brooke Group" means Brooke Group Ltd. and its Present Affiliates other than Liggett.

     "Castano" means the above-captioned action, Civil No. 94-1044, pending in the United States District Court for the Eastern District of Louisiana.

     "Castano Center For Tobacco Control Innovation And Research" ("Castano CTCIR") and "CTCIR Document" mean, respectively, the entity to be established as provided in Section 6 of this Agreement and the document attached hereto as Exhibit B.

     "Castano Defendants" means The American Tobacco Co., Lorillard Tobacco Co., Philip Morris Inc., R.J. Reynolds Tobacco

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Co., Brown & Williamson Tobacco Corp., Liggett & Myers, Inc. and United States
Tobacco Co.

     "Castano Plaintiffs Legal Committee" means the attorneys appointed by the District Court as plaintiffs' class counsel and designated in Castano as Plaintiffs' Legal Committee.

     "Castano Settlement Fund Board" ("Castano Board") and "Castano Board Document" mean, respectively, the entity to be established as provided in
Section 6 of this Agreement and the document annexed hereto as Exhibit A, approved by the District Court to administer the Settlement Fund provided for under the terms of this Agreement.

     "District Court" means the United States District Court for the Eastern District of Louisiana.

     "Domestic Tobacco Operations" means the manufacture and/or sale of cigarettes in the United States and its possessions.

     "Eligible Settlement Class Members" means the Settlement Class members defined in Section 6.2.2 of this Agreement.

     "Fairness Hearing" means the hearing to be conducted by the District Court in connection with the determination of the

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fairness, adequacy and reasonableness of this Agreement under Fed. R. Civ. P.
23.

     "Final Order and Judgment" means the order to be entered by the District Court, in a form which is mutually agreeable to the Parties, approving this Agreement without material alterations, as fair, adequate and reasonable under Fed. R. Civ. P. 23, confirming the Settlement Class certification under Fed. R. Civ. P. 23, and making such other findings and determinations as the District Court deems necessary and appropriate to effectuate the terms of this Agreement.

     "First Opt Out Period" means the period commencing on the Initial Notice Date and extending for a period of time as provided in Section 7.3 hereof.

     "Future Affiliate" means any entity, other than an entity with a Market Share greater than 30%, which is a defendant in Castano and which, with the prior written approval of Brooke Group, subsequent to the date, and during the term, of this Agreement: directly or indirectly acquires or is acquired by Liggett or Brooke Group; which directly or indirectly acquires all or substantially all of the stock or assets of Liggett or Brooke Group; all or substantially all of whose stock or assets are directly or indirectly acquired by Brooke Group or Liggett; or directly or indirectly merges or otherwise combines with Brooke Group or Liggett.

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     "Initial Notice" means, with respect to a Settling Defendant, the written notice document to be provided by such Settling Defendant to Settlement Class members as defined in Section 7.1 of this Agreement.

     "Initial Notice Date" means, with respect to a Settling Defendant, the first date upon which Initial Notice is given by such Settling Defendant to the Settlement Class pursuant to Section 7.1 of this Agreement.

     "Liggett" means Liggett Group, Inc. and Liggett & Myers, Inc.

     "Market Share" means, with respect to a Castano Defendant and a specified year, the domestic market share in that year of all of such defendant's tobacco products, as determined by The Maxwell Consumer Report published by Wheat First Butcher Singer.

     "Medical Practitioner" means, with respect to a Settlement Class member, the medical practitioner referred to in the definition of Regular Smoker in this
Section 1.

     "Notice Period" means the Initial Notice Period or a Subsequent Notice Period.

     "Parties" means the Plaintiffs, Brooke Group, Liggett and any other Settling Defendant, as hereinafter defined, if, as and when it becomes bound by this Agreement.

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     "Preliminary Approval" means the District Court's conditional certification of the Settlement Class, preliminary approval of this Agreement, approval of the form of notice to the Settlement Class pursuant to Fed. R. Civ. P. 23 (or the setting of a date for the approval or submission for approval of the form of such notice), and entry of an order substantially in the form of Exhibit C hereto.

                  "Present Affiliate" means, with respect to a specified corporation, another corporation, partnership or other entity which as of the date of this Agreement, directly or indirectly, controls, is controlled by, or is under common control with, such specified corporation.

                  "Present Value" means, with respect to a specified amount or amounts, the present value of such amount or amounts as calculated using a discount rate equal to the yield on 10-year Treasury Notes as reported in the Wall Street Journal at the time of such calculation.

                  "Pretax Income", with respect to a specified Settling Defendant other than Liggett, means, for a specified year, the operating income (or equivalent designation) from Domestic Tobacco Operations of the Settling Defendant and its Present Affiliates, on a consolidated basis, for the Settling Defendant's most recent fiscal year, as reported in filings to the United States Securities and Exchange Commission or, if there is no such

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filing, as reported by the Settling Defendant's independent outside auditors.
For purposes of the consolidation intended hereby, parent company debt and parent company corporate and other expenses, less amortization of parent company acquisition goodwill, shall be allocated pro rata to all operating units according to operating income.

     "Pretax Income", with respect to Liggett, means for a specified year, the "Income before Income Taxes" of Liggett for its most recent fiscal year, as reported in filings to the United States Securities and Exchange Commission or, if there is no such filing, as reported by Liggett's independent outside auditors.

     "Proposed Rule" means the regulations proposed by the FDA concerning the sale and distribution of cigarettes and other products, dated August 9, 1995, published at 21 C.F.R. Parts 801, 803, 804 and 897, and bearing document number 95N-0253.

     "Regular Smokers" means:

          (a) all cigarette smokers who have been diagnosed by a medical practitioner as nicotine-dependent; and

          (b) all regular cigarette smokers who were or have been advised by a medical practitioner that smoking has had or will have adverse health consequences who thereafter do not or have not quit smoking; and

          (c) all cigarette smokers who claim or are claimed to be addicted to cigarette smoking; and

          (d) all cigarette smokers who have smoked regularly for at least an aggregate of one year.


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     "Settlement Class" means, as of each date during the term of this
Agreement, a settlement class composed of:

          (a) all past and present Regular Smokers in the United States, its territories, possessions and the Commonwealth of Puerto Rico; and

          (b) the estates, representatives, and administrators of these Regular Smokers; and

          (c) the spouses, children, relatives and "significant others" of these Regular Smokers as their heirs or survivors;

provided that excluded from such settlement class are (a) all persons who, in accordance with the terms of this Agreement and under such procedures, conditions and deadlines as may be established by the District Court in connection with this Agreement, execute a timely request for exclusion (opt-out) from the settlement class; and (b) officers, directors or employees of any of the Castano Defendants.

                  "Settlement Date" means the date on which all of the following shall have occurred: (a) the entry of the Final Order and Judgment without material modification and (b) the achievement of finality for the Final Order and Judgment by virtue of that order having become final and non-appealable through (i) the expiration of all appropriate appeal periods without an appeal having been filed; (ii) final affirmance of the Final Order and Judgment on appeal or final dismissal or denial of all such appeals, including petitions for review, rehearing or certiorari; or (iii) final disposition of any proceedings,

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including any appeals, resulting from any appeal from the entry of the Final
Order and Judgment.

     "Settlement Fund" means the fund established in accordance with the terms of Section 6 of this Agreement.

     "Settling Defendants" means Brooke Group, Liggett and one Future Affiliate of Brooke Group or Liggett; provided that in the event of any corporate restructuring, reorganization or spinoff involving any Settling Defendant, only the corporation which, after such reorganization or spinoff, retains the Domestic Tobacco Operations of such Settling Defendant shall thereafter be treated as the Settling Defendant for purposes of the payment obligations of
Section 6 of this Agreement.

     "Settling Defendants' Counsel" means the law firm of Kasowitz, Benson, Torres & Friedman L.L.P.

     "Smoking Claims Expense" means, with respect to a specified year, the aggregate amount of the out-of-pocket expenses paid during that year by a Settling Defendant for the payment of legal fees and costs, including attorneys' fees and any settlements or judgments, in connection with litigation arising from smoking-related claims other than Castano, Attorney General Actions, or other civil cases filed on or before January 1, 1996.


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     "Subsequent Notice" means, with respect to a Settling Defendant, the written notice to be provided by such Settling Defendant to Settlement Class members as defined and provided by Section 7.4 of this Agreement.

     "Subsequent Notice Dates" means the dates defined in Section 7.4 hereof.

     "Subsequent Opt Out Period" means the period commencing on a Subsequent Notice Date and extending for a reasonable period of time as provided in Section
7.5 hereof.

2. Settlement Purposes Only.

     2.1. This Agreement is for settlement purposes only, and neither the fact of, nor any provision contained in, this Agreement nor any action taken hereunder shall constitute, be construed as, or be admissible in evidence as, any admission of the validity of any claim, any argument or any fact alleged or which could have been alleged by Plaintiffs in Castano or alleged or which could have been alleged in any other action or proceeding of any kind or of any wrongdoing, fault, violation of law, or liability of any kind on the part of any of the Settling Defendants or any admission by any of them of any claim or allegation made or which could have been made in Castano or in any other action or proceeding of any kind, or as an admission by any of the Plaintiffs, members of the Settlement Class or Castano Plaintiffs' Legal Committee of the validity of any fact or

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defense asserted or which could have been asserted against them in Castano or in any other action or proceeding of any kind.

     2.2. Any preliminary or final certification of a Settlement Class pursuant to the terms of this Agreement shall not constitute and shall not be construed as an admission on the part of any Settling Defendant that this action, or any other proposed or certified class action, is appropriate for trial class treatment pursuant to Fed. R. Civ. P. 23 or any other class action statute or rule. This Agreement is without prejudice to the rights of Settling Defendants to (a) oppose trial class certification in this action, and seek decertification or modification of the trial class as certified in the order of February 17, 1995, or (b) oppose certification in any other proposed or certified class action.

     2.3. Nothing contained in this Agreement shall constitute or be construed as any admission of the validity of the FDA's assertion of jurisdiction over cigarettes or any other product.

3. Submission for Preliminary Approval.

     Promptly after execution of this Agreement, the Parties shall jointly submit this Agreement, through their respective attorneys, to the District Court for Preliminary Approval and jointly move in the District Court to lift the stay as to Settling Defendants for the limited purpose of considering such approval. Further, Liggett shall move in the Fifth Circuit Court

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of Appeals for leave to withdraw without prejudice its interlocutory appeal of the District Court's February 17, 1995 order of trial class certification.

4. Parties.

     4.1. This Agreement shall be binding, in accordance with the terms hereof, upon Plaintiffs, the Settlement Class, Brooke Group, Liggett and each other Settling Defendant; provided that the payment obligations of this Agreement shall be binding only upon the Affiliates of such Settling Defendants which are engaged in Domestic Tobacco Operations.

     4.2. Plaintiffs and the Settlement Class shall not seek to enjoin a spinoff or like disposition of the stock of Nabisco Holdings Inc. by RJR Nabisco Holdings Corp. in the event that a slate of nominees proposed by Brooke Group for election to the RJR Nabisco Holdings Corp. Board of Directors is elected.

5. Advertising Limitations.

     5.1. Each Settling Defendant, promptly after the later of the Settlement Date and the date said Settling Defendant becomes bound by this Agreement, shall withdraw its objections and opposition to the Proposed Rule and to the assertion of jurisdiction by the FDA for the sole purpose of promulgating the Proposed Rule with respect to all Castano Defendants. By withdrawing said opposition and objections, Settling Defendants do not and shall not be deemed to consent to or acknowledge such

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jurisdiction and do not and shall not be deemed to waive or abandon said opposition and objections in the event this Agreement is terminated. Each Settling Defendant, notwithstanding the foregoing, may object to or oppose the Proposed Rule to the extent that compliance is impractical or excessively expensive. If, prior to the Proposed Rule taking final nonappealable effect as to the tobacco industry generally, the FDA asserts that it has acquired or can or should acquire jurisdiction to promulgate or enforce the Proposed Rule as to a Settling Defendant by virtue of its entry into or compliance with this Agreement, then, in such event, this Section 5 and its subparts shall be null and void ab initio in their entirety.

     5.2. Each Settling Defendant shall follow and abide by the provisions of the Proposed Rule, insofar as they pertain solely to such Settling Defendant's Domestic Tobacco Operations, as set forth in, and modified by, paragraphs 5.2.1 to 5.2.9 hereof until a final determination is reached respecting the Proposed Rule, at which time the Settling Defendants will be bound by the Rule only insofar as, and to the extent that, the Rule becomes an enforceable obligation binding upon all of the Settling Defendants and non-settling Defendants.

     5.2.1. Proposed Rule ss. 897.16(a), but only to the extent that such section applies to a trade or brand name of a non-tobacco product which is in use in the United States and has a demonstrated or likely appeal to minors; provided

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that in any dispute hereunder, the Settling Defendant shall have the burden to show compliance with this Subsection in binding arbitration.

     5.2.2. Proposed Rule ss. 897.16(b), as proposed.

     5.2.3 Proposed Rule ss. 897.16(d), except to the extent free samples are distributed under circumstances where no minors are present or likely to be present.

     5.2.4. Proposed Rule ss. 897.30(a), as proposed.

     5.2.5. Proposed Rule ss. 897.30(b), but only to the extent that such section applies to billboards within 1,000 feet of a clearly marked and state-licensed elementary or secondary school or a clearly marked, outdoor, municipal or other government-operated public playground for children.

     5.2.6. Proposed Rule ss. 897.32(a), to the extent that the requirements of such section will be applicable only to a publication whose regular readers aged less than eighteen years constitute 15% or more of the publication's total regular readership; provided that for those publications in which the Settling Defendants currently advertise which exceed the 15% limitation, Settling Defendants will, through incremental reduction, meet the requirements of this section within a period of five (5) years.

     5.2.7. Proposed Rule ss. 897.34(a), to the extent such section applies to clothing or outerwear or to any items or services, other than clothing or outerwear, which have not

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prior to the date of this Agreement been marketed, licensed, distributed or sold, and which are more likely to appeal to minors than to adults; provided that such section does not apply to any clothing, outerwear, items or services customarily marketed, licensed, distributed or sold at the site and at the time of events permissible under section 5.2.9 of this Agreement.

     5.2.8. Proposed Rule ss. 897.34(b), to the extent that gifts or items distributable or redeemable pursuant to this rule are more likely to appeal to minors than to adults.

     5.2.9. Proposed Rule ss. 897.34(c), except that such section will be applicable only to an athletic, musical, artistic or other social or cultural event whose past patrons or attendees aged less than eighteen years constitute 15% or more of the event's total past patronage or attendance; provided that this section does not apply to any events that Settling Defendants have sponsored, conducted, engaged or participated in within the last ten years.

     5.3. Notwithstanding anything to the contrary in the Proposed Rule or in this Agreement, each such Settling Defendant will commence compliance with
Section 5.2 of this Agreement as soon as reasonably practicable; provided that such Settling Defendant may limit its compliance to the extent, if any, necessary to ensure that the net annual out-of-pocket cost to the

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Settling Defendant of such compliance not exceed $1 million; and provided further that such Settling Defendant shall not be obligated pursuant hereto to breach pre-existing legal obligations, if any, it may have with respect to the matters covered by Section 5.2 (and shall use its reasonable best efforts to minimize the degree to which any such obligations would impede its full compliance therewith). For purposes of this paragraph, the phrase "net annual out-of-pocket cost" means the excess of (a) the additional out-of-pocket expenditures incurred during a particular year by a particular Settling Defendant in complying with the matters specified in Section 5.2, over (b) savings, if any, in out-of-pocket expenditures realized during such year by such Settling Defendant directly from the implementation of the matters covered by
Section 5.2.

     5.4. If, when and to the extent that the Proposed Rule, in whole or in part, becomes an enforceable legal obligation binding upon all of the Castano Defendants, each Settling Defendant will comply therewith.

     5.5. As promptly as reasonably practicable after becoming bound by this Agreement, each Settling Defendant shall eliminate cartoon characters, such as "Joe Camel", from all of its advertising and promotional materials and activities with respect to tobacco products.

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

     6. Castano Board; Castano CTCIR; Settlement Fund.

     6.1. The Castano Plaintiffs Legal Committee, Brooke Group and Liggett with the approval of the District Court, shall establish (a) in accordance with the Castano Board Document annexed hereto as Exhibit A, the Castano Board and (b) in accordance with the Castano CTCIR Document annexed hereto as Exhibit B, the Castano CTCIR.

     6.2. Except as may otherwise be provided herein, all amounts due and owing by each Settling Defendant under this Agreement shall be paid when due into the Settlement Fund to be administered, allocated and distributed to Eligible Settlement Class Members by the Castano Board in accordance with this Agreement and the Castano Board Document and under the continuing jurisdiction and supervision of the District Court.

     6.2.1. To the extent practicable, the Castano Board shall accord claims priority in the order received from Eligible Settlement Class Members, in accordance with the terms of the Castano Board Document and this Agreement.

     6.2.2. A person shall be an Eligible Settlement Class Member with respect to a Settling Defendant under this Agreement only if such person is a member of the Settlement Class with respect to one or more brands of cigarettes of such Settling Defendant.

     6.2.3. In order to obtain reimbursement pursuant to Section 6.4 hereof from a Settling Defendant, an Eligible

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

Settlement Class Member must submit to the Castano Board an affidavit or other written statement under penalty of perjury setting forth (a) facts demonstrating that such person qualifies under Section 6.2.2 hereof (including but not limited to the identity of the Settling Defendant's brands), (b) facts demonstrating that such person is or was after the Settlement Date enrolled in an Approved Smoking Cessation Program (including but not limited to the name and address of the person's Medical Practitioner, if any, and the identity and location of such program) and (c) any other facts or information which the Castano Board may require to ensure that such person is an Eligible Settlement Class Member. The Castano Board shall have the authority to determine whether and under what circumstances an Eligible Settlement Class Member may receive compensation or reimbursement for more than one Approved Smoking Cessation Program. In so determining, the Castano Board shall take into account the number of applicants in any given year, the availability of funds to compensate Eligible Settlement Class Members for more than one Approved Smoking Cessation Program, and a good faith adherence on the part of the Eligible Settlement Class Members to the regimen and requirements of the Approved Smoking Cessation Programs.

     6.3. Settling Defendants shall have no interest in or responsibility for allocations or distributions from the

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Settlement Fund and do not guarantee any earnings or insure against any losses from any portion of the Settlement Fund assets that may be maintained or administered by the Castano Board as provided in Section 6.2 above.

     6.4. Each Settling Defendant shall, beginning thirty (30) days from the later of the Settlement Date and the date such Settling Defendant becomes bound by this Agreement, (a) pay into the Settlement Fund periodic payments sufficient on an ongoing basis to reimburse one-half of the cost of Approved Smoking Cessation Programs for Eligible Settlement Class Members, plus reasonable administrative costs for the Castano Board and (b) except for Brooke Group and Liggett, pay into the Castano CTCIR an amount equal to no more than $5 million in the first year of the term hereof and, subject to the approval and control of the Castano Board, no more than $10 million in each subsequent year up to the fifteenth year from the date of this Agreement to fund research by the Castano CTCIR concerning tobacco cessation programs and prevention of smoking by minors; provided that the maximum aggregate payment due in any year during the term of this Agreement from each Settling Defendant shall be no more than 5% of the Settling Defendant's Pretax Income and in no event more than fifty million dollars ($50,000,000) (such fifty million dollar amount to be adjusted annually in accordance with changes in the Consumer Price Index reported by the United States Government); and provided further that, for purposes of this

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Section 6.4, Brooke Group and Liggett shall be treated as a single entity, the payment obligation of which is based upon the Pretax Income of Liggett only. Each Settling Defendant other than Brooke Group and Liggett shall, within 60 days of the later of the entry of the Final Order and Judgment and the date such Settling Defendant becomes bound by this Agreement, advance to the Settlement Fund twenty-five million dollars ($25,000,000). The advance payment shall be used to pay the costs and expenses incurred in establishing the Castano Board and the CTCIR Board and to fund the initial operations of each, including dissemination of information and notice to Eligible Settlement Class Members. Such Settling Defendant's advance payment shall be (a) credited against any amounts due from such Settling Defendant under this Agreement and (b) in the event of a termination of this Agreement, any unspent portion of such advance payment shall be promptly returned to such Settling Defendant.


     6.5. In the event of the entry of any final monetary judgment in Castano (other than by way of settlement) against any one or more of the Castano Defendants, then each Settling Defendant shall have the right to reduce the payments it is obligated to make pursuant to this Agreement to the extent necessary to make (i) the then Present Value of all amounts theretofore paid and thereafter payable pursuant to this Agreement by any Settling Defendant per percentage point of the

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then Market Share of such Settling Defendant no more than seventy-five percent
(75%) of (ii) the then Present Value of the dollar amount of such judgment per percentage point of the then Market Share of each such non-settling Defendant; provided that such Settling Defendant give written notice of such reduction and the method of calculating such reduction to the Castano Board and the Castano Plaintiffs Legal Committee as soon as practicable after the entry of such judgment.

     6.6. Each Settling Defendant shall, during the term of this Agreement, have the right to a credit against amounts due in each year pursuant to this Agreement in an amount equal to fifty percent (50%) of the difference between
(a) such Settling Defendant's Smoking Claims Expense in the prior year and (b) such Settling Defendant's Smoking Claims Expense for the twelve months prior to the date of this Agreement; provided that the amount of such credit shall not be greater than ten percent of the amounts that would otherwise be due from such Settling Defendant in such year; provided further that each Settling Defendant shall have the right to terminate this Agreement with respect to that Settling Defendant in the event that the amount of such difference is greater than twenty-five percent of the amount so due from such Settling Defendant in such year (any and all payments made pursuant to this Agreement prior to such termination shall be nonrefundable); and provided further that such Settling Defendant, as soon as practicable after the end of

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

such year, give written notice of the right to any such credit and the method of calculating such credit to the District Court, the Castano Board and the Castano Plaintiffs Legal Committee.

     6.7. With respect to each Settling Defendant, in each year beginning with the second year such Settling Defendant becomes bound by this Agreement, the annual payment amount due under Section 6.4 of this Agreement from such Settling Defendant shall be decreased in proportion to any decrease, and (only if there shall have been a prior such decrease) increased in proportion to any increase, in such Settling Defendant's Market Share from the prior year; provided, however, that (a) such annual payment amount shall not be so decreased to the extent, if any, that such annual payment amount in such year is decreased as a result of a decrease in such Settling Defendant's Pretax Income and (b) such annual payment amount shall never be increased such that the aggregate amount of any such increases exceeds the aggregate amount of any such decreases (and in no event more than the maximum amount set forth in Section 6.4 hereof); and provided further that such Settling Defendant, as soon as practicable after the end of such year, give written notice of any such decrease or increase and the method of calculating it to the District Court, the Castano Board and the Castano Plaintiffs Legal Committee.

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7. Notice to the Settlement Class.

     7.1. Upon the later of Preliminary Approval and the date a Settling Defendant becomes bound by this Agreement, and as the District Court may direct, each Settling Defendant shall cause notice of the settlement embodied herein (the "Initial Notice") to be given to the members of the Settlement Class.

     7.2. The Castano Plaintiffs Legal Committee shall establish at its sole cost a 1-900 number in order to receive the calls and inquiries of Settlement Class members regarding this Agreement. All income from such calls shall, subject to District Court supervision and discretion, be used first to defray Castano litigation costs, then to defray the administration costs of any approved settlement, and lastly to further fund the Castano CTCIR.

     7.3. With respect to each Settling Defendant, the Initial Notice, in a form to be approved by the District Court, shall be disseminated as provided in this
Section 7 over the course of a period not to exceed 120 days from the Initial Notice Date, subject to approval by the District Court.

     7.4. At the end of each successive five-year interval during the term of this Agreement ("Subsequent Notice Dates"), each Settling Defendant shall cause notice of the settlement embodied herein (the "Subsequent Notice") to be given to the members of the Settlement Class.

     7.5. Each Subsequent Notice, in a form to be approved by the District Court, shall be disseminated over the course of four periods each not to exceed 60 days from each applicable Subsequent Notice Date.

8. Settlement Class Members' Right of Exclusion/Inclusion.

     8.1. A Settlement Class member may opt out of the Settlement Class at any time during the First Opt Out Period. In order to exercise the opt out right set forth in this Section 8.1, the Settlement Class member must complete, personally sign and return a request for exclusion in the form of, or containing substantially all of the information contained in, Exhibit D hereto. Such request must be postmarked on or before the end of the First Opt Out Period. Except as provided in Section 8.2 of this Agreement, any Settlement Class member who has not so elected will be a Settlement Class member for all purposes under this Agreement. Any Settlement Class member who elects to opt out of the Settlement Class pursuant to this Section 8.1 shall not be entitled to relief under or be affected by this Agreement.

     8.2. A person who is not an Eligible Settlement Class Member during the First Opt Out Period may opt out of the Settlement Class only during the first Subsequent Opt Out Period after such person becomes an Eligible Settlement Class Member. In order to exercise the opt out right set forth in this Section 8.2, the Settlement Class member must complete, personally sign and return to the Castano Board a request for exclusion in the form of (or containing substantially all of the information contained in) Exhibit D. Such exclusion shall include an affidavit or other written statement under penalty of perjury that the maker of such affidavit or other statement was neither a smoker or user of cigarettes of such Settling Defendant nor otherwise an Eligible Settlement Class Member hereunder during any previous Notice Period hereunder. Such request must be postmarked on or before the expiration of such first Subsequent Opt Out Period. Any such Settlement Class member who has not so elected will be a Settlement Class member for all purposes under this Agreement. Any such Eligible Settlement Class Member who elects to opt out of the Settlement Class pursuant to this Section 8.2 shall not be entitled to relief under or be affected by this Agreement.

     8.3. The Castano Board may, in its discretion, allow any person who has elected to opt out pursuant to Section 8.1 or 8.2 of this Agreement to withdraw that election.

9. Release.

     9.1. Upon the later of the Settlement Date and the date each Settling Defendant becomes bound by this Agreement, for good and sufficient consideration as described herein, all members of the Settlement Class, collectively and individually, on behalf of themselves, the persons they represent, their heirs, executors, administrators, trustees, beneficiaries, agents, attorneys, successors and assigns shall be deemed to and do hereby release, dismiss and discharge each and every claim, right, and cause of action (including, without limitation, all claims for damages, medical expenses, restitution, medical monitoring, or any similar legal or equitable relief, under federal, state or common law) which they had, now have, or may hereafter have against each Settling Defendant (including its past, present and future parents, subsidiaries, affiliates and downstream distribution entities, and their past, present and future agents, servants, attorneys, employees, officers, directors, shareholders, and beneficial owners) which is based on harm, injury or damages claimed by members of the Settlement Class to be caused by addiction to or dependence upon cigarettes which contain nicotine or which is asserted in the Castano action in connection with, or arising out of the acts, facts, transactions, occurrences, representations or omissions set forth, alleged, referred to or otherwise embraced in the complaint in Castano premised, in whole or in part, on the claimed addictive or dependence-producing nature of nicotine contained in cigarettes or the damage, harm or injury caused by the condition or claimed condition of addiction or dependence resulting from the use of cigarettes which contain nicotine; it being understood that, as a result of such release, a Settlement Class member who does not opt out may not claim as a basis for a current or future personal injury or wrongful death claim against a Settling Defendant that addiction to or dependence upon cigarettes containing nicotine was the proximate cause or a contributing proximate cause of that injury. This release does not extend to claims arising after the termination of this Agreement.

     9.2. Nothing in this Agreement shall prejudice or in any way interfere with the rights of the Plaintiffs, Settlement Class members, and the Settling Defendants to pursue all of their rights and remedies against non-settling Castano Defendants.

10. Exclusive Remedy; Dismissal of Action; Jurisdiction of Court.

     10.1. This Agreement shall be the sole and exclusive remedy for any and all released claims of Settlement Class members against the Settling Defendants, and upon the later of entry of the Final Order and Judgment by the District Court and the date a Settling Defendant becomes bound by this Agreement, each Settlement Class member shall be barred from initiating, asserting, or prosecuting any released claims against each Settling Defendant.

     10.2. On the later of the Settlement Date and the date a Settling Defendant becomes bound by this Agreement, the Castano action shall be dismissed as against each Settling Defendant. Settlement Class members may not commence or prosecute actions against such Settling Defendant on claims released pursuant to this Agreement once the Final Order and Judgment is entered, or the date such Settling Defendant becomes bound by this Agreement, whichever comes later. The Castano Plaintiffs Legal Committee agree to provide reasonable cooperation to stay or dismiss, as appropriate, any action of any Settlement Class member for such released claims pending in state or federal court against any of the Settling Defendants.

     10.3. The District Court shall retain exclusive and continuing jurisdiction of Castano, all Parties, Settlement Class members and Settling Defendants, to interpret and enforce the terms, conditions, and obligations of this Agreement. Nothing in this Agreement shall be construed to divest or limit the jurisdiction of the District Court with respect to claims which are alleged or may be alleged by the Castano class against non-settling Castano Defendants.

11. Term.

     11.1. Unless earlier terminated in accordance with the provisions of this Agreement, the duration of this Agreement with respect to each Settling Defendant shall be twenty-five (25) years from the Settlement Date.

     11.2. Each Settling Defendant shall have the right to terminate this Agreement with respect to that Settling Defendant in the event of a full and final denial of trial class certification in Castano as to any of the Castano Defendants; provided that to exercise such right of termination, the Settling Defendant must give written notice of such termination to the District Court and to the Castano Plaintiffs Legal Committee within thirty (30) days of such denial; provided further that any and all payments made pursuant to this Agreement prior to the giving of such notice by such Settling Defendant shall be nonrefundable; and provided further that in the event of such termination and in the event that the Plaintiffs and/or the Castano Plaintiffs Legal Committee commence another putative class action against the Castano Defendants in any other forum which is substantially similar to or includes the Settlement Class, Plaintiffs, the Castano Plaintiffs Legal Committee, and each Settling Defendant shall enter into a class settlement of such other putative class action on substantially the same terms as this Agreement.

     11.3. Each Settling Defendant shall have the right to terminate this Agreement with respect to such Settling Defendant in the event that the number of persons who exclude themselves from the Settlement Class during any Notice Period is, in the sole and exclusive discretion of such Settling Defendant, excessive; provided that such Settling Defendant give written notice of such termination to the District Court, the Castano Plaintiffs Legal Committee and the Castano Board and provided further that any and all payments made pursuant to this Agreement prior to the giving of such notice by such Settling Defendant shall be nonrefundable.

     11.4. The performance of this Agreement is expressly contingent upon the District Court's issuance of the Final Order and Judgment. If the District Court fails to issue such order within a sixty-day period following conclusion of the Fairness Hearing, each Settling Defendant may elect to terminate this Agreement with respect to such Settling Defendant within twenty (20) business days of the end of such period.

     11.5. Sections 9.1, 10.1 and 10.2 of this Agreement shall survive any termination of this Agreement with respect to any and all Eligible Settlement Class Members who shall have completed at least one Approved Smoking Cessation Program under this Agreement.

     11.6. Except as may be otherwise specifically provided in this Agreement, a termination by a Settling Defendant hereunder shall have the effect of rendering this Agreement as having no force or effect whatsoever, null and void ab initio, and not admissible as evidence for any purpose in any pending or future litigation in any jurisdiction.

12. Continuing Enforceability

     Unless earlier terminated, as to the Settlement Class, this Agreement and each provision of or obligation arising from this Agreement shall continue and remain fully executory and enforceable if a Settling Defendant institutes or is subject to the institution against it of any proceeding or voluntary case under title 11, United States Code, or other proceeding seeking to adjudicate it insolvent or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief or protection of debtors or other proceeding seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for it or for any part of its property (each, a "Bankruptcy Proceeding"). Brooke Group has the right but not the obligation to cure and to perform any and all obligations of Liggett under this Agreement notwithstanding the occurrence and continuation of any Bankruptcy Proceeding with respect to Liggett; provided, however, that until such time as Liggett decides whether to reject or assume this Agreement, Brooke Group shall have the obligation to pay the annual installments as provided by Section 6.4 hereof and any and all rights the Settlement Class may have not to accept such cure or performance in any Bankruptcy Proceeding are waived.

13. Entry of Good Faith Bar Order on Contribution and Indemnity Claims; Indemnification.

     13.1. The Parties shall request that the District Court enter an order barring and prohibiting the commencement and prosecution of any claim or action by any non-settling Castano Defendant against any Settling Defendant, including but not limited to any contribution, indemnity and/or subrogation claim seeking reimbursement for payments made or to be made to any Settlement Class member for claims settled under this Agreement. Settling Defendants shall be entitled to dismissal with prejudice of any such non-settling Castano Defendant's claims against them which violate or are inconsistent with this bar.

     13.2. Any Settlement Class member making a claim against a non-settling person for what would be a claim settled under this Agreement if asserted against a Settling Defendant shall indemnify and hold harmless each Settling Defendant from any claim ever asserted against such Settling Defendant arising from such claim.

     13.3. Claims by or on behalf of any Settlement Class members against any non-settling Castano Defendants are not released and shall not be barred, precluded, limited, or reduced as a consequence of this Agreement or the subsequent award and distribution of funds to such Settlement Class members from the Settlement Fund, except if and to the extent required under federal or state law applicable under choice-of-law doctrines in the forum in which any such claims may be instituted or pursued.

14. Expenses and Fees.

     14.1. All expenses incurred in administering this Agreement, including cost of Initial and Subsequent Notices and costs of implementing and administering the CTCIR, shall be paid from the Settlement Fund.

     14.2. The reasonable fees and expenses of the Castano Plaintiffs Legal Committee, as approved by the District Court, shall be paid by the Settling Defendants separate and apart from the Settlement Fund.

     14.3. Class Representatives shall be paid an appropriate and reasonable amount by the Settling Defendants separate and apart from the Settlement Fund, subject to the approval of the District Court.

     14.4. In the event of a failure by the District Court to issue the Final Order and Judgment or a decision by any Settling Defendant to exercise its right to withdraw pursuant to Section 11.3 or 11.4 of this Agreement, the Settling Defendants will bear, in accordance with the terms of this Agreement, the costs of the Initial Notice incurred to such point (in the case of Brooke Group and Liggett not to exceed a total of $1 million; provided that Brooke Group, Liggett and Plaintiffs shall each have the right to terminate this Agreement in the event that the District Court orders Initial Notice costing in excess of $1,000,000, unless Brooke Group and/or Liggett and/or Plaintiffs agree to pay such excess.)

15. Tax Status of Settlement Fund.

     15.1. The Settlement Fund created under this Agreement will be established and maintained as a Qualified Settlement Fund ("QSF") in accordance with Section 468B of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder. Any Settling Defendant shall be permitted, in its discretion, and at its own cost, to seek a private letter ruling from the Internal Revenue Service ("IRS") regarding the tax status of the Settlement Fund. The parties agree to negotiate in good faith, subject to District Court approval, any changes to the Agreement which may be necessary to obtain IRS approval of the Settlement Fund as a QSF.

     15.2. The Castano Board is appointed to act as administrator of the Settlement Fund. As administrator, the Castano Board will undertake the following actions in accordance with the regulations under IRC section 468B: (a) the Castano Board shall apply for the tax identification number required for the Settlement Fund; (b) the Castano Board shall file, or cause to be filed, all tax returns the Settlement Fund is required to file under federal or state laws; (c) the Castano Board shall pay from the Settlement Fund all taxes that are imposed upon the Settlement Fund by federal or state laws; and (d) the Castano Board shall file, or cause to be filed, tax elections available to the Settlement Fund, including a request for a prompt assessment under IRC sec. 6501(d) if and when the Castano Board deems it appropriate to do so.

     15.3. The Settling Defendants, as transferors of the Settlement Fund, shall prepare and file the information statements concerning their settlement payments to the Settlement Fund as required to be provided to the IRS pursuant to the regulations under IRC section 468B.

16. Court's Settlement Approval Order.

     This Agreement is subject to and conditioned upon the issuance by the District Court, following the Fairness Hearing, of a Final Order and Judgment granting final approval of the Agreement in accordance with Fed. R. Civ. P. 23(e).

17. Effect of Default of Any Settling Defendant.

     In the event any Settling Defendant fails to make a payment due and owing under the terms of this Agreement, or is in default of this Agreement in any other respect, the Castano Plaintiffs Legal Committee shall so notify the District Court. The defaulting Settling Defendant shall then be given up to 60 calendar days to "cure" the default. If the defaulting Settling Defendant does not "cure" the default in the time provided in this Section 17, the Castano Plaintiffs Legal Committee may apply to the District Court for relief.

18. Representations and Warranties.

     Each Settling Defendant represents and warrants that it (i) has all requisite corporate power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby; (ii) the execution, delivery and performance by such Settling Defendant of this Agreement and the consummation by it of the actions contemplated herein have been duly authorized by all necessary corporate action on the part of such Settling Defendant; and (iii) this Agreement has been duly and validly executed and delivered by such Settling Defendant and constitutes its legal, valid and binding obligation.

19. Arbitration.

     19.1. In the event that the Parties are unable to agree, after good faith efforts, as to the determination or calculation for any applicable year of Market Share or Pretax Income hereunder, such determination or calculation shall be submitted to binding arbitration under the supervision of the District Court.

     19.2. The Castano Plaintiffs Legal Committee shall during the term of this Agreement have the right, at its sole cost, to have an independent auditor review the Settling Defendants' compliance with their payment obligations under this Agreement; provided that any such review will not be binding upon such Settling Defendants.

20. Most Favored Nation.

     20.1. In the event of any settlement of Castano with any Castano Defendant not a Party hereto (an "Other Settlement"), the payments due from each Settling Defendant in each year under this Agreement shall be reduced to the extent, if any, necessary to ensure that (a) the percentage in each year of each Settling Defendant's Pretax Income represented by such payments under this Agreement is at least ten percentage points less than (b) the percentage in such year of such Castano Defendant's Pretax Income represented by the average annual payments due from such Castano Defendant under such Other Settlement; provided further that, without the prior written consent of each Settling Defendant,

Plaintiffs and the Settlement Class will not enter into any Other Settlement with any Castano Defendant under which the percentage referred to in Section 20.1(b) is fewer than five percentage points more than the percentage referred to in Section 20.1(a).

     20.2. In the event of any Other Settlement, any terms of which are more favorable to such Castano Defendant than are the terms of this Agreement to a Settling Defendant, such Settling Defendant shall have the right, in addition to its rights under Section 20.1 hereof, to replace or modify any or all of such terms of this Agreement with, or add to this Agreement, any or all such more favorable terms.

     20.3. The respective rights of each Settling Defendant under Sections 20.1 and 20.2 hereof are cumulative and not exclusive of each other.

21. Miscellaneous.

     21.1. This Agreement, including all Exhibits attached hereto, shall constitute the entire Agreement among the Parties with regard to the subject of this Agreement and shall supersede any previous agreements and understandings between the Parties with respect to the subject matter of this Agreement. This Agreement may not be changed, modified, or amended except in writing signed by all parties, subject to District Court approval.

     21.2. This Agreement shall be construed under and governed by the laws of the State of Louisiana applied without regard to its laws applicable to choice of law.

     21.3. This Agreement may be executed by the Parties in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

     21.4. Upon the Settlement Date, Brooke Group and Liggett shall:

     (1) cooperate with the Castano Plaintiffs Legal Committee in that they will take no steps to impede or frustrate the Castano Plaintiffs Legal Committee investigations into, or prosecutions of, any of the non-settling Castano Defendants, so as to secure the just, speedy and inexpensive determination of Castano against the non-settling Castano Defendants;

     (2) cooperate in and facilitate reasonable non-party discovery from Brooke Group or Liggett in connection with Castano, provided that such information is not disclosed to any third parties except as required by law, without the written consent of Brooke Group or Liggett, and provided that such cooperation shall not be deemed a waiver of applicable privileges;

     (3) will review the issues relating to discovery propounded by the Castano Plaintiffs Legal Committee against Brooke Group or Liggett, confer with the Castano Plaintiffs Legal

Committee and, if appropriate, take reasonable steps to facilitate judicial determinations of the privileged nature of any documents or other information within the possession, custody or control of Brooke Group or Liggett which have been sought in discovery by the Castano Plaintiffs Legal Committee;

     (4) insofar as Brooke Group or Liggett have or obtain any material information concerning any fraudulent or illegal conduct on the part of any parties, including non-settling Castano Defendants or their agents, designed to frustrate or defeat the Castano Plaintiffs against the non-settling Defendants, or which have the effect of unlawfully suppressing evidence relevant to Castano, such information will be disclosed to the appropriate judicial and regulatory agencies.

     21.5. This Agreement shall be binding upon and inure to the benefit of the Settlement Class, the Settling Defendants, and their representatives, heirs, successors, and assigns.

     21.6. Nothing in this Agreement shall be construed to subject any Settling Defendant's parent or affiliated company to the obligations or liabilities of that Settling Defendant.

     21.7. The headings of the Sections of this Agreement are included for convenience only and shall not be deemed to constitute part of this Agreement or to affect its construction.

     21.8. Any notice, request, instruction, application for District Court approval or application for District Court orders sought in connection with this Agreement or other document to be given by any Party to any other Party shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, if to the Settling Defendants to the attention of each Settling Defendant's respective representative and to the Castano Plaintiffs Legal Committee on behalf of Settlement Class members, or to other recipients as the District Court may specify. As of the date of this Agreement, the respective representatives are as follows:

         Castano Plaintiffs Legal Committee
         ----------------------------------

         Mr. Peter J. Butler, Sr.
         Plaintiffs' Legal Committee
         Energy Centre - 30th Floor
         1100 Poydras Street
         New Orleans, LA  70163

         Mr. Wendell H. Gauthier
         Gauthier & Murphy
         3500 N. Hullen
         Metairie, LA  70002

         Mr. Francis H. "Brother" Hare, Jr.
         Hare, Wynn, Newell & Newton
         The ParkWoods Bldg.
         402 Office Park Dr., Suite 200
         Birmingham, AL  35223


         Brooke Group and Liggett
         ------------------------

         Mr. Bennett S. Lebow
         Brooke Group Ltd.
         International Place
         100 S.E. Second Street
         Miami, Florida  33131

         Mr. Marc E. Kasowitz
         Mr. Daniel R. Benson
         Kasowitz, Benson, Torres & Friedman, L.L.P.
         875 Third Avenue
         New York, New York  10022

         Mr. Michael L. Hirschfeld
         Milbank, Tweed, Hadley & McCloy
         1 Chase Manhattan Plaza
         New York, New York  10005-1413

     The above designated representatives may be changed from time to time by any Party upon giving notice to all other Parties in conformance with this
Section 21.8.

     21.9. References to or use of a singular noun or pronoun in this Agreement shall include the plural, unless the context implies otherwise.

     IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and date first written above.

CASTANO PLAINTIFFS LEGAL COMMITTEE          BROOKE GROUP LTD.

By:  /s/ DON BARRETT                        By:/s/ BENNETT S. LEBOW
     -------------------------                 --------------------------
         Don Barrett                               Bennett S. Lebow

Date: 3/12/96                               Date: 3/12/96

By:  /s/ RICHARD M. HEIMANN                 LIGGETT GROUP, INC.
     -------------------------
         Richard M. Heimann                 By: /s/ BENNETT S. LEBOW
                                                -------------------------
Date: 3/12/96                                       Bennett S. Lebow

                                            Date: 3/12/96

By:  /s/ RUSS M. HERMANN
     -------------------------
         Russ M. Hermann

Date: 3/12/96

              [Brooke Group Letterhead]



                                                     March 14, 1996



Don Barrett, Esq.
404 Court Square North
P.O. Box Drawer 631
Lexington, Mississippi  39095

Richard M. Heimann, Esq.
Lieff, Cabraser, Heimann & Bernstein
275 Battery Street
San Francisco, California 94111

Dear Messrs. Barrett and Heimann:

     This letter confirms our agreement concerning the settlement agreement between Brooke Group Ltd., Liggett Group Inc. and plaintiffs in Castano, et al.
v. The American Tobacco Company, et al., (Action No. 94-1044, United States District Court for the Eastern District of Louisiana) ("Castano") and the negotiations with respect thereto. Given the unique, complex and extremely important issues involved, we are entering into this letter agreement to protect and maximize the value of the settlement for all parties, as follows.

     1. For a period extending from the date hereof until the earler of (i) nine months from the date of Final Approval (if granted) of the settlement, or (ii) the completion by Brooke Group Ltd. or Liggett Group Inc. of a combination with any defendant in Castano, other than a defendant whose market share exceeds 30%, plaintiffs and their counsel (including the Castano Plaintiffs Legal Committee) agree not to enter into any settlement agreement with any Castano defendant, or its parents, subsidiaries, successors or affiliates, which would result in a reduction in a Settling Defendant's payments under Section 20.1 of the Castano settlement agreement or which does not impose at least the extent of compliance with provisions of the FDA Proposed Rule as set forth in Section 5 of that agreement; provided that if plaintiffs or their counsel do enter into any such agreements, they (a) shall pay Brooke Group Ltd. $250 million within thirty days of the execution by the parties of any such agreement, and (b) offer Brooke Group Ltd. and Liggett Group Inc. the option to enter into a settlement on terms at least as favorable as any such settlement.

     2. Brooke Group Ltd. agrees that during the same period as set forth in paragraph 1 herein above, it will not enter, and will not allow any subsidiary or business unit to enter, into any business transaction with any third party which causes the termination of the settlement between Brooke Group Ltd., and Liggett Group Inc and plaintiffs, including any such transaction pursuant to which control of Brooke Group Ltd., or its subsidiaries or business units or any subsidiary or business unit thereof is transferred to a third party not now affiliated with Brooke Group Ltd.; provided that Brooke Group Ltd., or its subsidiaries or business units may enter into any such transaction at any time if the transacting party pays plaintiffs $250 million within thirty days of any such transaction; and provided further that nothing herein shall limit the right of Brooke Group Ltd. or Liggett Group Inc. to terminate the Castano settlement agreement in accordance with its terms.

     3. All parties and their counsel acknowledge and agree that they are each entering into the settlement in reliance upon the agreements, covenants and conditions set forth in this letter agreement which cannot be altered or terminated except by a writing signed by all of the undersigned.

     4. You are authorized to, and do, sign this letter agreement on behalf of yourselves, the Castano Plaintiffs Legal Committee, your respective law firms and your clients, the named plaintiffs in Castano. I am authorized to, and do, sign this letter agreement on behalf of Brooke Group Ltd.

     Please confirm the foregoing agreement by signing a copy of this letter in the space provided below.

                                                     Sincerely,


                                                      Brooke Group Ltd.

                                                By:     /s/ BENNETT S. LEBOW
                                                     ---------------------------
                                                          Bennett S. LeBow
                                                           Chairman

Agreed and confirmed:


/s/ DON BARRETT
------------------------
    Don Barrett


/s/ RICHARD HEIMANN
------------------------
    Richard Heimann